4/A 1 NYSE 0001049453 ot#3iaks Other Spherion Corporation 914536 36-3536544 10/07/02 4/A UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) McMickle, John T (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Day/Year 10/07/2002 5. If Amendment, Date of Original (Month/Day/Year) 10/08/02 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [ ] Officer (give title below) [X] Other (specify below) Controller - CSC 954-349-9790 7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
-----------------------------------------------------------------
---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
-----------------------------------------------------------------
---------------------- Incentive Stock Option (Right 10/04/02
Common Stock 4,000.0000 4,000.0000 D Direct to buy) Explanation of Responses: (1) Quarterly record keeping fee applied to Reporting Person's account by Plan Administrator, resulting in fractional reduction in share balance of DCP holdings. Deemed execution date was 10/2/02. (2) Stock options granted 10/4/02 are exercisable commencing 10/4/03 on a cumulative basis as follows:
1/3 on 10/4/03; 1/3 on 10/4/04; 1 /3 on 10/4/05. - Quarterly
record keeping fee applied to Reporting Person's account by Plan Administrator, resulting in fractional reduction in share balance of 401k holdings. - This Form 4 is being amended as the incorrect market price was used when the option grant was originally issued. This may have res ulted in a re-allocation in the number of ISO vs. NQ options that were previously calculated and reported.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
-----------------------------------------------------------------
-------------------------------- Common Stock 80.2740 I By 401(k)
plan Common Stock 2,138.0000 D Direct Common Stock 09/30/02 I
0.1590 (1) D 509.4400 I By DCP Common Stock 500.0000 I by IRA
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
-----------------------------------------------------------------
------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
-----------------------------------------------------------------
------------------------------------------------------------
Incentive Stock Option (Right $5.9100 10/04/02 A 4,000.0000 (2)
10/04/03 10/04/12 to buy)

SIGNATURE OF REPORTING PERSON /S/ McMickle, John T DATE 10/16/02